UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Divestment
March 27, 2015 – 08:00 am CET

DELHAIZE GROUP ANNOUNCES COMPLETION OF SALE OF BOTTOM DOLLAR FOOD STORE LOCATIONS

BRUSSELS, Belgium, March 27, 2015 – Delhaize Group announces that it has completed the sale of its Bottom Dollar Food store locations to ALDI Inc.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2014, Delhaize Group’s sales network consisted of 3 402 stores. In 2014, Delhaize Group recorded €21.4 billion ($28.4 billion) in revenues and €89 million ($118 million) net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

Delhaize Group – Divestment – March 27, 2015	1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 30, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President